Exhibit 11 - Statement re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the period ended July 31, 2007:

Weighted average number of shares outstanding as at July 31, 2007 (*)	752,582

Accumulated losses for the period from inception to July 31, 2007	$22,659

Loss per share	$ (0.03)

(*)	This represents the shares being issued since January 18, 2007, date of inception to July 31, 2007, based on the weighted average number of shares outstanding during the period.

There have been no shares issued since July 31, 2007 and no stock options are outstanding since inception and the period subsequent to July 31, 2007.